FILED BY ORACLE CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: SIEBEL SYSTEMS, INC.

COMMISSION FILE NO. 0-20725

REGISTRATION NO.: 333-129139

[The following was posted to Oracle Corporation’s website]

CORPORATE PARTICIPANTS

Charles E. Philips Jr.

Oracle Corporation—President

Duncan Angrove

Oracle—GM of Retail

Mike Jones

Circuit City—CIO

CONFERENCE CALL PARTICIPANTS

Adam Holt

JP Morgan—Analyst

PRESENTATION

Charles E. Philips Jr.—Oracle Corporation—President

(starts in progress) Can you hear me. Good afternoon thanks for coming out for lunch. And we have (audio skip) sort of changes to the analyst’s days schedule. We’ve heard all sorts of rumors so we’d thought we’d just come and address this directly. Anything from Marsha’s (audio skip) and us not wanting to talk about SAP, all sorts of weird things. So none of that (audio skip). Am I going (audio skip).

Here we go, better? So as I was saying just in case people on the Web didn’t hear it that we just wanted to get out in front of you and talk about our business some. There was some concern of course that with the change in the analysts meeting or something that we were trying to signal something about the business, so the direct answer to that is no, that’s not true. We actually feel pretty good about the way the quarter has started off, I’ll give you a little bit more detail about that. We certainly have some big deals to talk about that have already closed and certainly things have improved since the end of the Q4.

It’s still early in the quarter. All the normal caveats apply and all the forward-looking statements apply—you saw that statement up there before I got started. So I just wanted to reassure you that it had nothing to do with that, just some scheduling issues and internal emergency issues, family issues. I don’t want to get into all those details, but the one you care about is whether it’s had anything to do with current business transaction and I assure you it does not.

So I’m going to go into detail as to what we’re seeing and what we’re thinking about the business and our strategy and we’ll take some questions. And then at the end of that we’re going to have one of our best customers, Mike Jones, who’s the CIO at Circuit City who recently signed a fairly large transaction with the retail portion of our business, Retech(ph). So he’s going to come up and talk about why he did that and what he plans to do going forward. And then we’ll, again, get into Q&A.

So let’s get started and just address all the strategy and what’s been going on. Safe Harbor Statement to read and again these are all forward looking statements and normal caveats apply. Talked about that already. Okay, you know all this already—largest enterprise software, Bender (ph), last year did almost $12 billion in revenue, 275,000 customers and our message about scale being important I think is starting to prove out in the market place. So if you look at what we define as scale, the larger companies are posting a growth, I know that’s hard to see but it says the top four companies in the industry are generating most of the growth and we expect that to continue because customers are changing their behavior.

They actually don’t want to buy a lot of products from a lot of different vendors if they don’t have to because there’s a cost of doing that. They’d rather have fewer vendors to lower the cost of integration, maintenance and upgrading, lots of reasons for that. So we’re benefiting from that, others are as well. We hopefully—to build more scale to drive that trend. And a couple of points on scale where we are relative to the industry I think it is always interesting to look at this slide that we have more operating cash flow then most companies have revenue in our industry which does not seem to be helping us much in the market yet in terms of market cap, but nonetheless, it’s a true fact and it’s growing. And customers tend to recognize that as well.

And there’s no arguing with the fact that the size correlates directly to profitability in the software industry. It’s a fixed cost business, scale matters and in a fixed cost business the more volume you get the better. So the companies that are over $5 billion in revenues have a dramatically different operating margin slope then the companies who are smaller, and you can see that trend in the market place. Even relative to the broader market, not just sort of software companies we think we generate pretty good cash flow and to the extent that’s important evaluation, we think it’s an important one to look at. Cash flow as a percentage of revenue is 30% for us compared to 14.8% for the Dow Jones Industrial and getting better.

In terms of growth opportunity I want to address some of that as well. So what we did was look at some of the software segments we’re already currently in and see if we actually address all of the components of that software segment. In other words, if you’re in systems management, for instance, there may be 30 different categories tracked by IDC, and so the red bar indicates the percentage of that market that we’re already in, that we can currently address and the gray bar represents segments where we don’t have products today. So even within existing segments, and this has multiple slides to it, so this is application development deployment. Pretty well represented there, but there are additional segments obviously there.

In the applications, this is excluding all industry applications—just ERP and manufacturing applications, supply chain management, things like that. Content is pretty well represented there, although there is some opportunities there around content and some other areas. If you look in the systems infrastructure of the market however, we’re a small percentage of the potential market because it’s just a complex diverse market and so obviously we’re consolidating some of that as well but it’s just an idea to let you know that even within existing markets we don’t yet address all the sub-sectors. So this is how IDC defines it, and we just looked at where we have products and mapped that to it. You can see some of these areas there’s quite a bit of white space for us to go after and we plan to do that through buy or build.

Also there’s additional growth by geography, so there’s some major, major geographies—and I just got back from India and China last week, my days are running together here as a result of, I think it was last week. We’re growing there and there’s major opportunity as we expand that into multiple areas within India and then China. You can see the growth has been pretty good, we think it’s going to accelerate going forward hopefully as we get better coverage. So this is a big opportunity we have now with the Iflex (ph) acquisitions about to close. When that happens, we’ll have some 14,000 people in India.

We were already well known there but buying Iflex, which is the first major software acquisition of note, put us on the front pages of every newspaper, certainly was a defining event for the Indian software industry and has been written about quite a bit and that’s all they wanted to talk about while I was over there. So we have an enormous brand recognition in India and momentum building already.

China is even larger for us, and you can see the growth has been pretty significant there as well, up a pretty substantial number. And so there’s some major areas of the world—we tend to analyze the U.S. to death—but a lot of the action going forward are going to be in these major economies that are just now getting to the point where they’re consuming the types of technology that we make. I mean, they’ve certainly been buying consumer technologies for many years. We’ve been over there for many years, but in terms of the acceleration as our customers here grow multi-nationally as they move over there. Customers from Japan moved to China with off-shore manufacturing—we’re following them over there. So this growth is going to continue we think for a very long time and it’s getting to be of meaningful size.

And so now we’re putting additional resources on it. And when we were in China for most of the last 10 years we were essentially in three cities, and so by the end of FY06 we’re trying to get to some 30 cities, either with distributors or directly, at least have somebody in most of these cities. Some of these cities are huge. I mean, here we don’t track all of these in detail but a city like Chienchong(ph) with 31 million people, if we have nobody there we’re going to put somebody there fairly soon because these cities are just huge and they’re now starting to buy technology and automate. They have formal plans being pushed by the government over there—five-year plans on technology consumption. So this is a very well organized and planned out that they plan to automate a lot more areas. The Olympics are helping. So we see just an enormous activity.

I was just blown away when I was over there by the number of things going on and the number of opportunities. I met with a lot of government ministers over there, which you have to do to get things started over there. A lot of good customers. And a lot of U.S. customers who are moving over there, who are asking us, I want to start a new plant over there, I need to get going quickly, I need a soup-to-nuts. And that’s the best type of customer because they buy database they ask everything up front to get started. So there’s a lot more of that to come so everybody’s excited about what I learned over there and I’m going to continue to go back over there. So just at a high level there’s some major growth opportunities that we haven’t talked about before.

Getting into the product areas. These are the three main product groups. It’s Grid, Fusion Middleware, and our Information Age Applications. So I think what I want to do is start off with—in talking about Fusion Middleware first, as we say start in the middle because that’s probably the business that we haven’t talked about as much that actually is growing the fastest. So I want to spend some time on that and talk about why that’s happening and some of the opportunity there and what we see happening in the market and then I’ll touch on the other two markets as well.

But in Middleware, this has been a great business for us, we now have over 27,000 customers, we did over $800 million in revenue last fiscal year. We think we’re number one in units in the market, a lot of momentum and ranked number one by a lot of market research firms. And the reason is is because we have good products in each category. So Gardner Group actually has several categories of Middleware that they track and analyze and you know how they do their magic quadrants with the matrices. And we are the only company that has a place in the magic quadrants for all of these categories. So technically, I think this is the reason for the success. We have best of breed products in each area but they’re built as a suite. And install all of these as a single suite if you want to or individually and we’re the only ones who can do that.

Same thing by Forrester. They track—and they did a huge report on Middleware—about a 100-page report about six months ago. They put us up in the leader area as well. Lots of good quotes there. And in this report they did it was about seven different categories of Middleware. They ranked every product on the market in detail and most of those categories we were number one, I think two of them we were number two, but we’re number one overall. This has been very helpful of us in the market place, customers read this stuff, it’s the only one that goes into the detail on all those components and this has been huge for us. So again, technically, we’re there.

Trade Press is doing the same thing, I won’t go through all of this. There’s tons of trade press articles saying that Oracle is really leading the Middleware technology trend and we’ve obviously been benefiting from that. So if you look at where we started 17 quarters ago in the Middleware business, we had zero revenues, we’re now at 853. Customers from zero to 27,000. If you look at the transaction per quarter, we went from zero to over 3,000 per quarter. Sales reps to over 450. If you look at ISVs, we had none, over 1,500 building on our stack now. So not only our database we’re using our Middleware application server other things data helps portals, et cetera. Number of consultants that have been trained on our Middleware gone from zero to 27,000, most of these are the integrators. Number of bars who are reselling at up to 4,500 now. And you can see the number of patents and awards that we’ve gotten. So this is a, I think, a huge success story inside of Oracle and just proves that in addition to buying technology and buying companies who have major innovation stories within our development organization that really pulled this together and did a fantastic job of getting a world class product out there and make sure they understood the market. Kept iterating and quickly finding ways to differentiate the product line. And that momentum is continuing.

Obviously we’d love to repeat that performance in many other areas, but that’s exactly what the prototype of what we like to do when we develop a product and see it have this type of momentum. And everything came together—the product, the sales force, the consultings, the Eccles system all seems to be working. And if you look at the growth rate, this is year over year growth rate, it’s accelerating. So we started off getting traction, getting reference customers, getting out the product line and once you get to a certain critical mass, it starts to happen. The growth rate just took an uptick and you can see it’s accelerated for the last three quarters off a larger number.

So that momentum is continuing, great customers names all over, some major marquee names. And I’ll talk about some of these a little bit later, but as you can see that we have major customers around the world that are standardizing on Oracle Fusion Middleware. And that 27,000 customers doesn’t include our ABS customers. That’s just standalone numbers so people get those confused. So that’s 27,000 people who actively selected to buy Oracle Fusion Middleware. Other ones you get it when you buy our applications but just standalone selections is the 27,000.

So I wanted to spend a couple of minutes talking about our middleware versus the competition just to give you an idea of why we’re winning and why we thinks it’s going to continue and it’s always nice to beat up on DA a little bit so we’re going to do a little bit of that.

But relative to us we have some major distinctions on how do we passed them. We basically—we build our products in an entire suite. They have a bunch of point products that are hard to integrate together. We also came in at a much lower price. We were about half their price and so that seeded a lot of initial projects and then what happens is they start to deploy those applications we get the backend acceleration.

We made a hot-pluggable. We didn’t tell everybody you had to throw everything out. It was like we will plug in with anything that’s standard—that’s adhered to Middleware standards. So if you don’t like our portal and you’re having somebody else’s JSR-168 compliant use theirs. So the entire suite of our Middleware suite is hot-pluggable as we call it. You can use it with the existing Middleware mix and match and we’re happy to do that. We will compete on the merits of each component and we think we have the goods to do that as obviously that’s been working. So with the lower price and the fact that we didn’t make everybody rip everything out that’s gotten us in there.

So the integrated suite for new customers who want the whole enchilada we can do that, they can install it right upfront. It’s a lot easier to maintain that way. And then we have really in the area of SOA and ESP that’s a big lead there. Nobody has the full suite other than us. Some people have enterprise service BUS. Some has modeling tools. Some have BPEL, but we have all those components and they’re integrated together.

And then in addition to that we’ve automated our upgrade process. Most of our customers on the latest release—62% on the latest releases and what’s happened at BEA they came out with some new technology trying to see get to the next version but it’s not compatible with the prior releases so they have less than 10% of their customers who’ve upgraded and that’s an opportunity for us because if they have a tough upgrade you might as well go to Oracle, the guy with the momentum right now.

So we’ve been growing faster than they are, adding new customers and doing more enterprise deals and a lot of them are coming from the BEA install base. So if you look at us compared to BEA and SAT and this is a good idea of some of the feature differences and I won’t go through all these and to have your eyes roll back in your head but they’re important believe me to customers and so all these are differentiators that we focus on in the sell cycle. We just hammer them on each one of these and make them demo these and we have—it’s been validated by third parties. By Gartner. By Trade Press and so again this goes back to pure innovation. Having the detailed features that people want and our competitors don’t have it, so I’m not expecting them to be able to catch up quickly. This took some time to engineer. It took us several years to get there.

So we’re convincing BEA customers to move to our Middleware. Here are some customers that have basically—Swiss(ph) who started off on BEA because they got to market first but because of our features and best of breed technology that we now have the fact that it’s a suite, easier to maintain and the viability issue you don’t have to worry about—we are getting some of the largest customers to reconsider. Sometimes they start with a small project and they use them both for a while. Other times they replace the whole thing. And so these are just some examples of customers who are switching and our “Switch and Save Programs” so people with switch. This is an easier area to take people out of because of the standards.

Relative to Net Weaver, what we focus on there is our Middleware being highly standard spaced. There’s this proprietary—it’s still based on some previous Middleware that they had unique to their applications and Fusion Middleware also works with their installed applications. So our three and my SAP and what happens is is our Middleware is more compatible with their install base than their own. Net Weaver has problems working with older versions of our three—for instance even when you use their portal for instance you have to have a different instance of those portals for our three versus my SAP. We can do it with one. So we think we have more SAP customers using our Middleware than using Net Weaver today and 72% of SAP application customers by our account.

So we think—we have a lot of momentum in the market in general but we have a lot of momentum directly on the SAP install bases so from what we can tell they’re not viewing Net Weaver as their standard for Middleware for all applications. They use it because they have to with SAP but outside of that they have a lot of other applications and as I talked about all those vertical applications all the extended applications all the ISP’s those applications are running on our Middleware and they’re in the SAP install base and it’s actually useful for them getting comfortable with our next generation applications because you’re going to be based on that Middleware.

So we have a lot of our own customers—whether it’s JD—PeopleSoft, obviously Oracle E-Business Suite who are using our Oracle Fusion Middleware. That makes sense. We’ve certified that as we make acquisitions we certify those acquired products on that Middleware as well so you can see these are the ones that have already been certified and coming fairly soon are Retech and Iflex that would extend the opportunity to more customers who can use these products and would give us more also opportunity. So we immediately give them value because they can start to extend those applications and model them with other applications. Expose those API’s in our registry. All the things you want to do with SOA we just incorporate the acquired technology whatever application it is with Middleware and certified and they begin to get immediate value right away.

Here’s some examples of customers who bought our applications. Bought our Fusion Middleware and getting the benefit of the entire stack and then what we do is make it easier across that entire stack to upgrade the whole thing. To manage it. To test it and we take a lot of that burden off of them and that’s actually part of the value of why we’re in all these businesses of course. Each layer we can add some value between the layers and customers expect us to do that and we can always do more and it’s getting better but customers are already taking advantage of it today.

So I’m going to switch to the core database business. Kind of our second big business, 230,000 database customers. Number one database market share we’ve been gaining. Number one share on Linux which is important. We have like a 75% share on Linux and Linux is gaining momentum relative to every other operating system out there. A lot of momentum behind the grid, 9,500 total rack deals we’ve done, 6,500 unique customers and the attach rate is improving. So we think we’ve established the grid and rack as the go to technology for people who really want scalable database management and we continue to see customers on a great uptake.

So general strategy of course is to continue to sell those options—sell rack and other things partitioning. Lots of things we can sell into an install base. Prospects in the SMB market. We have a lot of new products on the low end we didn’t have before. We’ve added a lot new distribution we didn’t have a year ago like Inko (ph) micro, Avnet(ph), people like that.

And then start to reach new markets through the non-Oracle development common. All these different languages, open source and we have bought NOBD. We assimilate so we’re getting to the open source market. That’s been a great source of new customers for us. People who start off on open source, get comfortable with database technology. Understand sequel. Get ready to deploy in a real application they want to do it on Oracle for reliability and so they’ve been feeding us customers for many years so we’re going to help make that happen going forward.

We also had some great endorsements recently. So there’s this consulting company out there that all the database people know about called the “Rent A Corp” and what they do is each year they have a VLDB conference, very large database conference, where the customers with the largest database deployments in the world come together to basically brag about their big database. And each year, it’s a very fascinating conference to see who has the largest database on Linux, the largest database on Unix and this year we took more firsts than ever and there’s a much longer list than in this ad but we’re going to have this ad out pretty soon, but the largest commercial database, 100 terabytes, largest one on Linux. Largest transactional processing system.

So—just a reminder on the high end of the database market where stealing counts not only have we been a standard for several years but we’re gaining share and improving standards and 10G is helping us to that because we’ve raised the bar on what we can handle. This helps us throughout the entire market because even a small company that’s starting using Oracle and they can get a cheap price now. They like to know that they can scale up like this forever. This gives people comfort. It also helps us with mainframe customers so as we get into some of these industry verticals like banking where they’re so comfortable with the mainframe and DB2 because that’s where they started.

When they see all of this they go to these conferences this is very helpful for us and so—we’ll continue to improve ourselves on that. That core power and database is still there and certainly impressed a lot of people at the conference. We were the buzz of the conference that they just held recently.

So rack momentum. This is “Forester” came out with a report saying they’re seeing a lot of adoption and momentum behind rack. They had their reasons why they think it’s happening. This is from their report but essentially the things that we talk about. The reliability. How easy it is to manage and how it lowers the cost of computing. So we’re pleased with the rack momentum. Third parties are starting to say that as well. So just rest assured there’s—we think plenty to go there on rack and no one’s close to having a similar technology.

So if you look at the customer momentum, what we’ve been adding each quarter, that’s the kind of line you want to see right up and to the right continue to add 6,500 customers now with some rate brand names and we have 230,000 database customers so a small percentage of our customers in the scheme of things have actually bought rack but we continue to convert more each quarter and hopefully that’s going to continue.

So let me switch now to the applications business. So that’s been in the news a lot. Obviously, the last 18 months there’s a lot going on here but just to remind people we wanted scale and now we have scale with 26,000 applications customers. We’re number one in North America.

If and when we close Siebel that will help that number because they were North America-centric so that will extend our lead in North America. Number one in human resource management globally. Number one in supply chain management globally, and again with Siebel when that closes we’d be number one in CRM’s so if you look at the four pillars of kind of ERP—HR supply chain, CRM and financials, three of the four we’d be number one in with Siebel and that is nice critical mass to have. But what we’d like to get you to do is think beyond ERP. When that’s—I know what most of you have invested in and analyzed for many, many years that’s been the essence of business applications for many years.

However, there’s a much bigger market to go after beyond ERP and that’s the line of business applications—the vertical applications—and these areas are harder to get into—to domain expertise it requires a lot higher and you have to know more and the barriers to entry are higher but we like that because the investment is going to have a higher return.

And right now most of these areas are led by very small companies. Lots of niche players and customers are asking us—I like what you’ve done on ERP. I like that you now have a great stack of Middleware and database but I have this whole other thing over here all my vertical applications to actually drive my revenue and a lot more important to me I have a bunch niche vendors where I have to build it myself. Could you do that? To extend your applications to the real important area. And so we’re trying to have comprehensive process automation that includes the ERP but extends into the industry verticals because those are very important processes and they want consistent information there as well.

So I think that’s where the game we’ll be playing. That’s where the battle will be fought is in these industry areas as ERP is kind of getting settled. We think we have a huge advantage there. One we’re already in many of them already with the acquisitions that we made and some that we’ve developed in the past. But also a lot of the potential partners or acquisitions already our partners. We have 7,500 ISV’s that’s what they’re doing building these industry applications so we have a big advantage there.

So if you look at the spending and this is of course their research data which I think is pretty good. This breaks down the software industry—percent of the industry by each subcategory so how much you spend on operating system? How much you spend on system management, security percent wise? So according to them the entire kind of enterprise process apps which is kind of ERP that’s about 13% of the spending. Vertical market apps is about 8% that’s packaged.

But the real opportunity is down here and it’s in-house developed software because that’s actually what that is. That’s what they develop—we’re not developing ERP applications anymore. They’re developing line of business applications and that’s a huge percentage of the market—probably the largest percentage because they don’t have any alternative. They have to build it because there aren’t packages there. So 38% of the industry. If we could get half of that, just some percentage of that, that’s a huge opportunity. So that’s what the industry’s strategy is all about. They don’t want to build this stuff anymore. They don’t want to build a European—more obviously they started buying that.

The whole industry is shifting toward packages where they can buy packages, so if we could come up with packages in these key areas and some key verticals customers have told us we’re willing to buy from you as long as you’re large viable vendor that’s integrated with my back end and the industry processes are best if we—you understand my industry. So that’s why we have the strategy that we have. We have to have best of breed functionality by industry. But it’s a big opportunity if we can get there.

This is another dimension on that same thought. This is data showing what percentage of the applications in each industry is built in-house versus bought and you can see in some industries it’s very high. This is from “Forrester” as well, 86% on insurance. Telecom another we’re interested in at 61% so you can see a lot of these industries are still building quite a bit of their application needs and they’re not doing that for fun. Everybody’s under cost pressure and trying to save money. They’re doing it because they have to do it.

They don’t want to buy from a niche company that’s going to be out of business in three years or nothing exists that’s of the quality that they’re looking for at least not from a large supplier. So this is open territory. If we can get viable solutions—take five of these that’s a huge market and you saw how large it was in the last five—so we think this is what we should be focused on in terms of applications, for the next generation. Got to get the architecture right. We’ve laid that out with the fusion architecture. Everybody’s comfortable with that. We have great feedback on that.

This is what they’re asking us to do next and so we’ve got to figure out a way to get there. We’ve got a pretty good plan. We’ve been analyzing these industries for the last two years. We know what the roadmap is. What our solution map should look like. Who’s out there. So we’ve done the homework. A lot of scrubbing of this. Can’t do it all at once. We’re taking our picks in the industries that matter that are most interesting to us in terms of what they spend on IT. What our presence is on the back office. Do we have relationships with these customers? Does it drag along database? Do they do a lot of analysis? We’ve done all of those kind of different dimensions and we know which ones we want to go out there. But the general thought it this is a good thing to be doing and no one leads it or dominates it right now and we can get there first, there’s plenty of opportunity.

So generally to sum up why people are kind of buying from Oracle or these major applications and why I think our business is pretty good going forward is they do want more simplicity. Right now they have increasing labor costs. There are security risks, compliance issues and all those things are exacerbated if you have lots of different applications with klunky interfaces and you’re trying to make these things work together. They weren’t meant to work together and they were built without the presence of standards. So there aren’t standard API’s in web services. That’s in the install base. So a lot of proprietary interfaces.

A lot of customer—expensive integration. Risky upgrades. These are the problems—this is what people deal with everyday. This just kind of wears them down. They’re putting out fires all day. They upgrade one component, five other components break and this is kind of the mundane stuff they have to deal with and it sucks up all their time and resources and energy from doing something interesting and innovative.

So if we can solve this problem by not only doing the infrastructure—not only doing the back office, not only doing the front office but also the line of business applications on a common set of technologies, common stack, that’s of huge value to a lot of customers because a lot of this goes away. So we’d like to be three, four, five years from now where we can do the upgrades for you. We tell you what sort of client configurations to use. We’ll even push out the upgrades to you—do it remotely for you across that entire suite of products—your Middleware, your database applications, your industry apps as well, and so that’s what people are asking us to do. Do it at the factory for them.

But to do that you need a big enough footprint that covers all those variables to have any impact and again we’re getting there as fast as we can. We’re think it’s going to change the industry and so people will look back to three, four, five years from now and go okay uh-huh it makes sense now. I see why they had to be in all those areas. That’s the only way to simplify this.

So when we go down into these industries, we’ve selected some target industries. This is just a few examples but these are industries—we’ve already been building on and extending existing applications in for instance. A lot of these areas around CRM or order management they’re unique industry features we’ve added and even our ERP products before we started doing line of business applications. So we understood the requirement and it was a big differentiator then if you can add those to existing applications.

At the same time we’ve continued to develop the existing products we’re selling today because there’s so much focus on fusion. I just wanted to bring everybody some focus here that we’ve been shipping upgrades to these products. This has been very important to customers.

One it shows that we fulfill the commitments not only that we make but that J.D. Edwards, PeopleSoft made. We ship things on time. Gave them the features they asked for plus some extra functionality. Gave them access to fusion Middleware. Can certify on that and they can take advantage of all that as well. So people are very pleased that we delivered on those commitments on time.

So we have applications today that have deep industry functionality. We’re getting more—as time goes on obviously we’re improving the integration, better intelligence around them. So these versions that are shipping today people are very comfortable with our season applications with a lot of risk functionality and getting better, very stable and high quality applications. So in E-Business Suite, 11-I10 that’s shipping, PeopleSoft Enterprise 8.9. Same thing on JD Edwards Enterprise 1 and World, we’re seeing the distributors come back—they want us to carry these products more. A lot of resellers are coming back and signing up for this. A lot of large companies that have maybe SAP at headquarters—they have JD Edwards at their plant because that’s easier to put in at the plant level. They’ve been continuing to do that. We see lots of opportunity there as well.

So our momentum against SAP with these applications we started an off SAP campaign. That’s Oracle Fusion for SAP about four months ago and we were guessing we’d get 50 to 100 customers to at least be interested in this program where we could start a dialogue and four months later we have over 1,000—1,630 customers as of yesterday have responded.

So I put up here some recent wins over SAP. These are either wins or replacements and we’re going to have, obviously, Circuit City come up here to talk a little bit later but you can see these are real companies. Ingersoll-Rand, obviously Circuit City, TeleNor (ph), USA Technologies and StarCom on and on. So the battle continues out there. They announce some. We announce some but we’re winning a lot of them against SAP and the important part is is the potential in our pipeline is much larger. We have to obviously execute and convince these people to go ahead and switch but we were surprised by how many customers they have who are on these older releases who have a difficult time upgrading. So it’s a big jump to go from some older version of R-3 to my SAP especially since they charge you for it.

So if you’re going to have to pay a fee anyway why not look at the Oracle offer and we’ll give you 100% credit for the license that you’ve paid on SAP and you might as well come over to Oracle and get a lot of other things that they won’t have for many years including the standard platform. And across our applications suites we have a lot of applications now. We’re going to have something best of breed for you and your industry between JD Edwards, PeopleSoft and Oracle. It’s there.

So we see this as continuing. We’re very pleased on how this is going and quite frankly we’re a little bit surprised but it’s going well.

So we announced this deal today. I think it may have been out some on Friday—I saw some of you out with notes on Friday but just as a reminder on what’s happening in the market place and how we can beat SAP in very large transactions, this is an $88.5 million deal that—with the United States Air Force which was near and dear to my heart that we won this and I took three visits down there to seem them but this is a big win. This has been talked about in the industry for the last year. I know a lot of you have been tracking it but we’re still head to head against SAP so this is an important win because now we’re already doing their financial management and we’re already doing a human resources and now we’re doing the entire supply chain. We got the Marine Corps by the way last year so the two services, obviously, are the ones we get, thank you.

So the United States Air Force, the U.S. Marine Corp. These are large deals but there are more out there like this but they’re just very hard to time. We’ve been working on this a long time. You just never—the process is very complex whether it’s in the government or in a large company deals of this size do take time but they’re out there. They’re building and we are in the running for more of these and obviously people are comfortable buying with us for many years and just kind of answers the questions that will large companies buy from you given that you’ve laid out fusion? Well that actually should be helping us because they would like the vision that we’re going to. We give them lifetime support. They don’t have to jump over an upgrade if they don’t want to. They know these are proven applications and so it’s been working very well and this has been a very good customer for us and we had a consistent presence there for many years and now we’ve extended it in a huge way. This will be recognized over several years is a multiyear deal but it’s still a large deal for us.

Same thing in the mid-market. These are wins over SAP in the mid-market. You may recognize a few of these names but some mid-market companies perhaps not but there are lots of these. We could have put many more names up there but in the mid-market we’re run in the SAP a lot as well and those transactions are happening.

Here we have even a bigger advantage. We have a lot of products that are—especially tooling for the mid market from e-business suite special edition or JD Edwards. We have a lot of distributors that are signing up and we’re adding more each quarter and our distribution is going to increase and so a lot of the things that people were worried about a year ago are melting away and they’re starting to come over and help us and—for the integrators and the resellers. So we expect that to continue as well.

So with that I want to bring Duncan Angrove who’s the GM of our Oracle retail business and he’s going to bring up the CIO of Circuit City who has gone to—oh, I thought he ran out on me—to talk up to one of these marquee customers I’ve been mentioning. We do have actually real customers and we wanted to show one off for you.

Duncan Angrove—Oracle—GM of Retail

Thank you, Charles. (off mic) So Circuit City selected Oracle Retail back in June to support and drive their multi-year business transformation program. To my knowledge it was probably the largest transformation enterprise deal and retail globally in the last 12 months so very deep and very significant and very strategic. The footprint encompassed a huge, huge footprint for us across planning and execution, supply chain and merchandising and analytics, so a huge component of the footprint went in there as well. In a very short space of time we’ve developed a very good relationship with Circuit City at all levels in the organization which is very, very important and of—a program of this duration.

With that I’d like to invite Mike Jones, Senior Vice President and CIO at Circuit City to come up and talk about the program and Oracle Retail. Thank you Mike.

Mike Jones—Circuit City—CIO

Thanks Duncan. (off mic) Hopefully everybody here knows a little bit about Circuit City. Is there anybody who doesn’t or has not heard of Circuit City? I mean it’s the holiday season. I do hope you remember. Circuit City is a 56-year old company of a consumer electronics retailer—46,000 employees, $10.5 billion in sales last year, 616 superstores domestically in the United States, and another 600 stores that we picked up through acquisition of Entertain in Canada. And—I’ve been intrigued when I saw the slides today. I had not previewed these or even understood what Charles was going to speak to but they really rung a lot of points for me.

Circuit City as a business that’s in a transformation. We’re turning this company around and when you look through the lens of a business transformation just about every line of business interacts significantly with IT.

We wanted to make sure as we were going to replace all of our merchandising systems. We were going to replace our point of sale. We’re going to replace our marketing systems and if I back up for a moment I’ll tell you Charles is right on. We for 20-some years have been proprietarily developing all of our systems and applications to support the company. And that has to change but if you go back—I always had a saying let’s bury the past with honor. Decisions that were made back in the mid-’80s to fund and support the architecture of our organization were the right ones then, but we must be open to change as we get into the 2000s time period.

We wanted to make sure that we were going to deal with a company that had a proven track record for big box retailers. We wanted to be sure that we were dealing with a partner who had significant experience in consumer electronics. So as a opposed to me standing up here and tell you why not somebody, these are reasons why I am a very strong advocate of Oracle and am delighted to be here with you sharing lunch and these stories.

Duncan mentioned we’re just in the beginning stages of replacing our internal merchandising suite of applications. This is about a three year journey and it is the largest single transaction that our company has funded. So this is no small feat. We have insulated and tried to mitigate risk at varying gates of our organization. Today as I said 36-month project and the Retech component of the Oracle relationship was one we began talking about prior to the acquisition by Oracle. And it got down at that time you may recall Oracle and SAP both wanting what I think is a pearl in the retail market.

I can tell you that I am very excited that Oracle prevailed and is now including Retech as part of their family.

I’d also like if I could to pull up a slide that Charles used. This will show you—I had no idea of some of the things that Charles was going to talk about—but it rang true for me. We’ve got to get away from building our own applications and systems. But as I said earlier when you look at technology that was the only road that many people had for so many years and when you look at the players that are in that space particular to retail they’re very small companies and they’re companies when you look at the viability organization it’s one that does beg the question. How long will they be there before somebody picks them up or do they go away?

So I’m intrigued, I’m excited and I’m delighted to look at what Oracle has accomplished in such a short period of time. They have made a very strong statement. We’re not just playing in retail. We will win in retail.

Compare their recent track record to anyone out there. I challenge you to find someone who’s got an appetite and a seriousness to play this game as heavily as Oracle is. So when you look at the higher labor costs, security risks, all the things—vendor viability, fragmented service and support. All of these are things that I was certainly considering when I had to make decisions on replacing our internal architecture.

We went from—no I shouldn’t say we went from—we’re going from a most of breed to a best of breed. We’ve got a little bit of everything and what I love about what Oracle is doing is they’re bringing order to chaos. They’re allowing me to get to that best of breed position quicker than I could with anyone else.

Being a PeopleSoft customer certainly does allow me to integrate the other applications in a much nicer fashion. I feel I have been to Vegas and I have been rolling sevens for quite some time. We’ve looked at profit logic. I think profit logic adds a wonderful sweet spot in the Oracle Retail set of applications. I am also intrigued with the Siebel opportunity. We have—from—taken many opportunities to evaluate Siebel.

In retail we’re not going to win in price at the Wal-Marts of the world who are going to offer everyday low price. We’re not going to win in assortment. As we begin to look at our markets and have to look at local market assortment we’re going to need a product similar to Siebel, if not Siebel. We’re still looking at that and I’m very intrigued with using that not only for CRM, as Charles says more broadly, the management of customer experience. We’re not going to win in price, we’re not going to win in assortment, but, by golly, we certainly can win in delivering a superior premier experience for our consumer. And that’s where I believe Oracle can help. So I’m really hopeful, Charles, that you’re able to complete that transaction sooner rather than later.

So when we look at the whole merchandising suite and I begin to think about merch financial planning, inventory management, we’ve got to get to a position where we have reduced our net-owned inventory, we’ve got to be able to offer consignment and vendor managed inventory, direct ship to our stores, capabilities that I don’t have today through internally proprietary developed efforts. These are the—some of the many reasons we have elected to go with Oracle and their host of applications.

We know there are significant opportunities financially for us. For the Board to commit the financial resources over the next 36 months for Circuit City to take this journey, we certainly had to make a commitment that there are significant, greater opportunities for bottom line improvement in our company. We need the capabilities that Oracle offers, make no mistake about it.

So, I am delighted to be with you. I think that we have a premier partner. You’re going to have a few, a handful of premier partners are going to assist you in your journey. I would put Oracle in that camp for us. I’m very proud to be an Oracle customer. I started my career in financial services and I knew Oracle and, Charles, I didn’t realize your database business has moved to number two. I’ve always thought of that as kind of the heritage, just as for Circuit City it’s big screen TVs and advanced TVs. And, oh, by the way, prices are going to be great this holiday season. So, if I hadn’t said that before, let me remind you of that.

So once again, thanks for having me up here to allowing me to tell my story. I would be happy to answer any questions that Duncan might have or that you all might have for me—I’m assuming I can say for Charles as well as for Duncan. So with that, I’ll just open it up. Thank you.

QUESTION AND ANSWER

Unidentified Audience Member

Yes, Mike, question on your other premier partners. Can you go through a list of how many you have and who you consider to be your strategic partners?

Mike Jones—Circuit City—CIO

Certainly IBM would be probably the largest I guess. We’ve been working with them in our point of sale replacement. They’re also a partner for the implementation working with us and Oracle. That’d be the largest one. The others, when it comes to—they’re more boutiques. I’d say the 360 Commerce is who we have been partnering with in our point of sale replacement project. But StreamServe and Yantra are a couple of others that are going to assist in being cornerstones to our application replacement strategy. They only want you to have one question.

Unidentified Audience Member

Okay, a quick follow onto that. You’ve got us all thinking about the holiday season, but you must be thinking about next year’s budget. Can you give us an idea of what’s happening with your budget for next year?

Mike Jones—Circuit City—CIO

Whenever I’m speaking with analysts, that’s where the question always wants to go is what do you see next year’s technology spin being. I think that we have been rewarded—retail has. When I look at what’s happening out there, I know that I can speak parochially for a moment, at Circuit City that we will have significant investment in IT over the next couple or several years, just as we’re going through a replacement strategy of all of our systems. And I think there’s a consistent message or feel out there that retail has opened up and is spending more heavily than they were, say, in—for us fiscal year 2004 was an expense reduction year for us, but we’ve recognized to be innovative and to grow, we’ve got to be willing to invest in technology.

Unidentified Audience Member

Great, thank you.

Mike Jones—Circuit City—CIO

Yes.

Unidentified Audience Member

Is that a function of—sorry. Is that a function of same store sales or—?

Mike Jones—Circuit City—CIO

Is the increase in the IT spend a function of sales? I want to make sure I get your question right.

Unidentified Audience Member

Yes, is the spend in IT a function of same store sales or consumer spending?

Mike Jones—Circuit City—CIO

I think you have to consider the past several years where we have—where we have been historically. I believe when you look at our sales, we had stagnated at about a $10 billion mark for the last several years and we had continued to reduce expenses accordingly to match that level of revenue.

There’s a position that we’ve all taken, and we’re calling it upgrade, evolve and innovate, and if we’re going to truly be innovative and pursue an aspirational point in the future, you have to be willing to invest. We’ve under-invested over the last several years—we will not repeat that mistake next year. So the general answer should be yes to your question. But looking at where we have come from, our reason for investing is the years that we have failed to really properly invest in our systems.

Duncan Angrove—Oracle—GM of Retail

And I’ll tell you from a retail business perspective, historically we’ve found very little correlation across the industry between same store sales and retail IT spending. In general, those retailers that are suffering from a same store sales perspective are normally very good targets for us to actually come and spend money so—

Mike Jones—Circuit City—CIO

Yes?

Unidentified Audience Member

Mike—

Mike Jones—Circuit City—CIO

I guess the mike speaks.

Unidentified Audience Member

Mike, a couple of quick questions. How do you get competitive advantage against your biggest competitor, Best Buy, when you’re both using the same IT platform, for the most, part going forward?

And number two, can you help us understand your commentary around consolidating around a few big vendors when several of the names you just rattled off are fairly small, or—some have been acquired, but fairly small at the core?

Mike Jones—Circuit City—CIO

I would say first—let me go to the first part of your question. When I look at the Wal-Marts, when I look at the Dells, when I look at the E-Bays, when I look at Amazon’s, they are some significant retailers who offer consumer electronics. And so while there’s a preoccupation, one supposes, to focus on Minneapolis—I think that’s where they are, isn’t it? The—okay, that was supposed to be a little humor. All right.

The competition is fierce. Margins are coming down when you look at the prices of our products. You’re right in that the space is open for everyone when it comes to how are you going to differentiate yourself, which is why I really believe, first of all, you’ve got to have the proper tools, you have to have the proper people, the resources to utilize those tools, and then the combination of those two add process to our organization. I think that if you just look right now for Circuit City, the combination of the right people with the right tools and the right processes will make a significant difference in the areas that I’ve talked about earlier.

Doesn’t mean, to your point, that how do you continue to evolve and look for ways to differentiates yourselves. And I’ll be candid, I don’t think we know who our competition is over the next several years. I think just as E-Bay and Amazon in consumer electronics weren’t formidable, and Dell certainly was not in our competitive space even 12, 24 months ago. So as we begin to look forward, we have to be prepared.

And I think some of it is take advantage of your assets and we have 600 store locations that the pure plays do not have the capability to utilize. So how can I take advantage? And one of those would be our Express Pickup. Hopefully you’ve seen some of our great marketing and branding around that. You order on the Web and pick it up in the store, guaranteed to be there in 24 minutes for you to pick up or you get a $24 gift card—a little plug for holidays. It’s a great thing.

But the—that would be one way of how do you take advantage of your physical infrastructure to create and embellish an experience for your consumer.

Adam Holt—JP Morgan—Analyst

Hi, Mike. My name is Adam Holt from JP Morgan. I had a question about your comments about the evaluation of Siebel. How does that evaluation process change now that it’s potentially going to be acquired by Oracle? Do you see opportunities for pricing leverage? Is it more bench strength on the R&D side? And maybe talk about some of the relationships that you have with companies that have been acquired that may have changed or may have improved?

Mike Jones—Circuit City—CIO

Pricing leverage with Oracle. Charles, it’s the first time I’ve heard anyone ever offer me that there’s the opportunity for pricing leverage in my relationship with you. Yes, I like that. I owe you for that one.

Siebel is to me a premier player in that space. And, as I mentioned, it goes beyond CRM for me in that I’ve got to look at it pre-sales, during the sale and post-sale. We have a lot of services opportunity. I believe one of the ways you win in this game is you have to have a very strong services platform. And so that means whether it’s installation and deliveries, repairs, warranties, whatever the service is, I believe this is going to be a digital services world in your home over the next several years. Siebel is a very, very strong—is in a very strong position to continue to develop there.

I don’t—if I were to add color to the Oracle relationship, obviously when I look at the suite of applications that we possess today, there’s got to be added value. I am much more intrigued and excited about having a relationship that is, I refer to this with my other key partner, I like having one throat to choke. So having the transaction go through with Siebel and if we go in that direction, really does allow me a single resource vendor. And I hate to even use the term vendor, it’s a partnership. And so to have a single partner who could help us. And I do believe that’s going to be a very critical area for us going forward. That is another way I think we win and differentiate ourselves from our competition. Yes, there you go, show the mike. Okay.

Unidentified Audience Member

Real quickly along the same idea of pricing leverage, are you looking to reduce what you’re willing to pay for maintenance and support as a percentage of the license revenues?

Mike Jones—Circuit City—CIO

Am I willing to pay for license support?

Unidentified Audience Member

Are you going to demand lower pricing on maintenance and service?

Mike Jones—Circuit City—CIO

There’s always—at the end of the day, you have to be careful. I want—I really do want to create a win/win/win. I want a win for my customer, I want a win for Circuit City and I want a win for Oracle. Many of you may say that’s an impossible feat to accomplish. I would debate that. I want Charles and I want Oracle to do well because my belief is as they’re able to do well, that’ll give me even additional leverage as products are developed.

My debate with Charles’ organization is going to be one of R&D, product development, so I don’t mind paying my freight. But at the same time, I’m going to be more demanding on what am I getting back in the delivery of services, enhancements and capabilities. So I don’t mind paying my fair share, but I’d better get something more in return.

Duncan Angrove—Oracle—GM of Retail

Okay, I think we’re done. Okay. Thank you very much, Mike.

Mike Jones—Circuit City—CIO

Thank you. I appreciate having the opportunity to come up and chat with you.

PRESENTATION

Charles E. Philips Jr.—Oracle Corporation—President

Well, I had never heard Mike speak before so I think from now on I’m just going to introduce him first and not say anything else. That’s better than anything I could have said—that’s great. Thank you for doing that, though. We certainly appreciate it.

And that’s also an example of a customer in which we’re partnering closely with IBM on. And so I’ve been talking about IBM and how we’re getting closer to them and they are a key partner and as well we’re going to work closely with them going forward.

So I just wanted to summarize. I had kind of three slides to close with and one is just to remind people that our biggest business support is continuing to do well. And the reason it’s doing well is because the satisfaction levels that customers are receiving is improving. So we’re very careful to measure that, especially post the PeopleSoft acquisition. We measured them on exactly what their response time was, what their resolution times were, were they happy with their level of support, and that has gone up on every metric that we can count.

And that’s helped us going forward because all the other acquisitions, certainly we show them this data, they talk to customers. The Siebel customers were presented this slide at the Siebel User Group Conference last week where I spoke and I had dinner with 120 of their CIOs. And they said yes, we got that. A lot of us are PeopleSoft customers. The buzz in the industry is you have improved support—it’s more global, it’s 24/7, you’ve earned that and we’re a lot more comfortable as a result of that.

So doing this right helped us on all future deals and so we’re making sure that we’re keeping this up. And Jurgen Rottler(ph) has done a great job, who runs our support organization, of getting those numbers out.

(off mic) This is also something that’s helped us an awful lot in the field. So in terms of we’re the first company to announce lifetime support. So what normally happens is in the enterprise applications business, and most other enterprise software categories as well, is that as people come out with new releases of their product, they drop support for the old product and force you to upgrade. And that may or may not match your business needs at the time and people feel kind of crowded; I am forced to upgrade because it’s going to drop support and if the SAP actually charge them to do that, charge you and force you to move.

So what we do is just the opposite. People should only upgrade if we’re adding value in some recent upgrade. We shouldn’t be forcing them to upgrade. So we’ll provide lifetime support, different categories, premier the first five years, then extended support and sustaining support. It’s different levels of support, but essentially you could stay on the product that you’re on forever if you want to do that and we will support it. The only reason you should move over is if we’re adding value and you see something compelling for your business to move to Fusion or the next release or whatever it is you’re moving to.

These are highly profitable customers. They’re paying their support bills and actually they’re using a more mature product and not moving and not changing anything. They actually are fairly inexpensive to support because nothing’s changing. So it’s—the logic to us was well, why change that if that’s what they want to do and if it adds value and no one else has done it in the industry.

So this has been a big buzz in the industry. And it turns out this is one of the first things that Siebel customers wanted to know when I met with them last week, do we get lifetime support. If I get that, I’m fine, okay, because I don’t have to worry about it, I can decide later if I want to upgrade to whatever you come up with in five years. So this has been hugely helpful for us.

So the result has been—as we look at our support revenue, which is our largest revenue stream and the most profitable by far, and I know it doesn’t get a lot of attention. Everybody’s focused on the 15% that’s license revenue and not the 5 billion a year we do in support. It grows as a result of many things—expanding the customer base, acquisitions, license revenue is one component of that.

But we are optimizing for that because it’s more profitable. So that discussion on pricing, we tend to charge less for the license relative to SAP. They charge more for license and charge for upgrades. It all goes in the license revenue. And we optimize for the long term. We’d rather provide you better support, more services, more upgrades and let it come through in support revenue.

And so that’s going to continue to grow hopefully. But when you’re analyzing growth, you have to look at both and take into the fact, the very fact of the market is people price differently. So you really should look at license and support to see that neutralizes for pricing and see if total revenue is growing.

If you do it on that basis and make one other adjustment, which is our Middleware. Our Middleware grew 33% last quarter, where SAP includes that in their license revenue, they don’t break that out. So if you combine those two to adjust for all that I’m talking about, actually the growth is fairly—a lot different than you may think in terms of similarity between the two companies. And so that’s why we’re winning these large deals. We have multiple factors working for us, we price it in a little bit different way, but it’s a way that matches the value the customer sees. They want value over time and they don’t pay it all up front. And we’re willing to do that.

We’re getting flexible on how we price things as well in terms of metrics. Some customers want to pay on the number of hamburgers they sold or the number of employees or whatever. If that matches their business metric and that’s logical and makes sense for us commercially, we’ll do that as well. And so if that happens to show up in support revenue, which it usually does if we price like that, fine, we’ll take that. But it’s better for cash flow, it’s better for earnings, it’s better for Oracle and eventually it’ll be better for shareholders.

It’s going to take some time to educate the market, though, because everybody grew up in this industry in a time when the industry was much smaller—80% of your revenue was license revenue. We’re not there anymore. The industry has changed and sooner or later we’re going to have to accept that, that a lot more sources of revenue, hosting revenue, support revenue, maintenance, all sorts of upgrades, lots of other things we can do to people—do with people. And so that’s going to be a source of revenue growth going forward. So you’re going to have to analyze the full revenue stream, not just that 15% going forward has got to me my advice.

So with that, let me kind of stop and see if there are any questions. I know we’ve been here a long time, so I won’t hold you long. But we’ll take four or five questions.

QUESTION AND ANSWER

Unidentified Audience Member

Charles, you said in the last conference call that you lowered your assumptions for closure rates by about 5%. I’m just curious; you said just earlier today that the quarter started off pretty well. The Air Force deal aside, do you still see what I assume were macro issues that caused you to do that? I guess I’m trying to reconcile what you said at the beginning.

Charles E. Philips Jr.—Oracle Corporation—President

Well, normally Q1 is our smallest quarter, usually our toughest quarter because Quota Club vacations and kickoff meetings for a week and this and that and people don’t get started selling until really the last month. And there’s no secret formula behind that yet. We’re trying to put all those things, next year at least, in June, in one month. But even then, it’s still a tough quarter—it’s August, especially in Europe.

And so we typically have the least amount of our revenue per year. It’s probably the quarter that’s most backend loaded. In addition, it’s less representative of the rest of the year. But what that means is you come off with—start off with a fairly low first quarter and forecast always conservative coming up from the field. I’ve been kind of seeing this now for the third time in detail, so they always come up based on a low Q1 with a conservative forecast and the close rates, they’re normally forecasting lower.

What has happened, at least in the past in Q2, things start to improve throughout the quarter. And that has started to happen, no guarantee that it could continue, but directionally, right now it’s consistent with past quarters, past Q2s.

Unidentified Audience Member

Thank you.

Charles E. Philips Jr.—Oracle Corporation—President

Sure. (off mic)

Unidentified Audience Member

(off mic) So I guess from your last comment we should take that you’re a little bit less concerned about the macro issues that seem to be a big focus on the last call. I just wanted to confirm that. And then I guess secondly, can you talk a little bit—there’s been some concern in the market about dual core pricing and how that might have impacted your database license results in the August quarter. Can you talk a little bit about if you’ve seen an impact from the change in your pricing strategy there?

Charles E. Philips Jr.—Oracle Corporation—President

Yes, there’s always some macro factors out there that seem to be in some region of world. I think more of those are probably in Europe at the moment. The economies there don’t seem to be doing great. That’s not a real change from what we’ve been saying. We just noted that some—it’s not getting any worse from what we can tell. But obviously we’ve seen better times in terms of the macro economy in Europe. But outside of that, from what I’ve heard in Asia, from what I heard in the U.S., things look reasonably encouraging. We’ll see how things play out.

As far as the dual core pricing, just for those of you not familiar with it—so with dual core there’s two processors or more in the future on a single chip. And so then debate in the industry was how do you price for that? Is it per processor still, which is where we historically priced. And so what we did was saying if you have multiple processors, it’s 75% of a normal processor and that’s the way we price for it.

So—there probably was some impact. It’s hard to measure on deals that were already in flight, but that’s taking into an account going forward obviously, so some modest impact. It’s hard for me to measure what that was. But certainly, if you make a pricing change like that, existing deals have to adjust for that. And so there’s some of that, but I’m not going to say that was the main issue, though.

Unidentified Audience Member

Going on with the pricing issues here, can we talk a little bit about maintenance pricing and support pricing? First of all, you’ve got sustaining support. I don’t think there’s been any discussion about what you’re talking about in terms of pricing there. Also, with J.D. Edwards and PeopleSoft customers who were at lower support rates, I know you haven’t pushed those customers yet. What is you intention there and what’s your intention with Siebel, who’s also tended to at be lower support rates as well?

Charles E. Philips Jr.—Oracle Corporation—President

So yes, there is a pricing uplift, a small one, for sustaining support. So we—it depends on where you start from, but roughly in the neighborhood of 10% or so for sustaining support forever. So that’s not each year, just kind of one-time step-up.

Now, we do have what we call COLA increases, cost of living, each year and that depends on kind of how things—what our costs look like. And we’ve started doing those more recently. We went for four or five years without doing those so we’re kind of actually behind the curve on those. But we are starting to do those as well.

Unidentified Audience Member

Could you clarify a little bit the acquisition strategy? There have been some contradictory comments by Larry in terms of no more big deals and then he was quoted widely as talking about the company doubling over the next few years and presumably that would take some acquisitions.

Charles E. Philips Jr.—Oracle Corporation—President

Well, precisely what he said was he’d put out a stretch goal of 20% of earnings growth on average for the next five years. So it doesn’t mean every single year is 20%, but he’d like to average that over the next five years. And some of that—minority of that is from acquisitions, but a lot of that’s internal growth and margin mix shift. So as the support revenue grows as the percentage of total revenue, that naturally takes the margins up.

So even if we’re just—even if license revenue were only growing minimally, our margins would still have to grow, our earnings would still have to grow just because the support base is building. And so—but we’ve done the analysis component by component on how much is internal development, organic growth, mix shift, acquisitions, and most of it’s internal things we can control with some contribution from acquisitions as well. But that’s how you get there over time.

As far as the philosophy on acquisitions, there aren’t a lot of large things left to buy, but obviously we are constantly reviewing, getting companies approaching us and looking at the landscape, especially in the industry areas, and reserve the right to—if it makes sense for our business and for shareholders and meets our hurdle rate, then we’d likely do it.

So we have plenty of cash flow, as you saw, and we paid down this debt fairly quickly and a very strong company and it’s—we think the competitive advantage for us. We know how to do these things pretty well now after doing nine in the last seven months. We have experienced and play some of them are smaller ones, but it kind of happens pretty quickly, we integrate them very fast. The customers now know what to expect, they’re used to it, they know they’re going to get treated well, the employees know what to expect. So there is a skill set associated with it that we’ve developed that most of our competitors haven’t. We do it differently than most software companies, but that’s why it’s been working so far.

Unidentified Audience Member

It’s a good answer but I’m not sure it really addressed the question. If we look out to 2006, for example, are we to assume that the likelihood of acquisitions being a small fraction of what they’ve been over the last 12 to 18 months or—can you give us some sense, we understand that Oracle’s going to continue to do acquisitions, but put into some perspective in terms of scale?

Charles E. Philips Jr. —Oracle Corporation—President

Okay. Well, I thought your question was the—were we’re going to double over the next five years and I addressed that. Sorry. Now you had a second question. Will we do additional acquisitions? The answer is yes. The scale depends on what’s available. I can’t commit to any certain scale—we don’t know what’s going to be out there in five years. But do we have the capacity to do large acquisitions or would it be a strain? No. Are we planning on any? No. Most of the things that we see out there are medium to modest size.

Unidentified Audience Member

Chuck, I wonder if you could talk about the—first, the air force contract. Should we think of RevRec (ph) being linear over that several year period? Would there be any upfront portion we should think about in the quarter? And also, if you could touch on enterprise licensing. I know you’re doing more of that, if you can expand a little on what that is and is that material at all? And then just lastly, was Safra(ph) supposed to be here today?

Charles E. Philips Jr. —Oracle Corporation—President

So Safra is here. She’s at other meetings today with the rating agencies and things. So we have multiple presidents for a reason, so we can multitask. So just timing didn’t work out on scheduling for her to be here.

So for the enterprise licenses, we are doing—I kind of alluded to them earlier. We’re willing to do larger deals with strategic customers and some customers want to buy for the next five years, the number of employees or the number of retail stores, for instance, and on a case-by-case basis what makes sense for that customers we will we do that.

We’re at the early stages of doing those and I think part of that is getting established enough in many of the different areas where customers feel like okay, I’m going to be with these guys for many, many years and won’t let me do a strategic deal enterprise license agreement with them. So we take it as a sign of endorsement that they like what they’re seeing. And so we are doing more of those.

Most of our customers by far haven’t done them yet, but they certainly help. They do—there are large transactions, they do add a little lumpiness, which is why sometimes it’ll come through in a particular quarter. But they’re good things to do because when you get them, they lock competition out for many years, the customer’s more committed, you don’t have to resell the stuff all the time. And so we’re going to do more of them and we’ll get better at them, smooth them out over time. But it does add to—a little bit in the short term a little lumpiness.

Did I miss one? Oh, yes. On the Air Force contract, I don’t have the details of the recognition—I saw some of them at—but I don’t know how that’s going to fall by quarter yet. We’ll figure all that out, but it’s over several years.

Unidentified Audience Member

Hi Charles. Question—first question being on Middleware. Just relative to the run rate it’s impressive given the competitive landscape there. But perceptually, it just seems in the marketplace, parts of the Middleware aren’t perceived to be kind of leading edge right now. Is there just a disconnect right there or is it that suddenly you’ve kind of really come up the kind of the capability stream—with the capability stream? And then finally, part of that question would be on profitability, how would you compare/contrast that to the other businesses?

Charles E. Philips Jr.—Oracle Corporation—President

I would say that in the marketplace, either with customers and analysts, just obviously they do consider it world-class investor breed (inaudible). That’s why we’re getting all those endorsements and all these customer wins. So that’s being perceived. What we haven’t been able to do is convince the analysts, financial analysts yet. So we need to start talking about it more with you guys. We’ve been focused on selling this stuff and getting it placed out there and that’s been working. So we—that’s in place and we’re going to spend more time talking to you about it.

It is a nicely profitable business, I would say. We’ve been working a lot making sure we have the discipline to look at each business stand-alone and we’re accounting everything like that internally and looking at margins by line of business. So it’s a—above applications but below database.

Unidentified Audience Member

And then just relative to your travels in India. I mean, do you see India really as a means to increase profitability or what would it be as a percentage of revenue or—I mean, as far as basis points of growth going forward on the revenue side?

Charles E. Philips Jr.—Oracle Corporation—President

It’s hard to say what it will be as a percentage of revenue. I mean it’s small today, but a lot more meaningful than it was a couple of years ago. But the rate of growth is high and accelerating. And the potential, just given the sheer number of people and number of companies moving there, even just to support the IT industry there are lots of companies and services moving, their infrastructure is changing.

They all need information management at a minimum and same thing there—we’re adding a lot more coverage. We’re not in enough cities and we figured out which cities to go to and we’re adding that. So just sheer coverage and the fact that their momentum is in that market, even if we just grow in line with the market, that’s a lot. And given what we do and our presence there, there’s going to be a lot of uptake.

It’s hard to put a number on it and we’re still kind of working on that right now, but I know it’s big enough where we need to be investing more. And actually that’s why we’re focusing on it.

Unidentified Audience Member

Charles, you’ve achieved roughly 4% penetration of RAC (ph) in sudden database market. Is there an inflection point that is looming, whether it’s 10GR2 (ph) or something over the next year where you see that penetration rate really starting to improve?

Charles E. Philips Jr.—Oracle Corporation—President

I think the next inflection point on RAC and Grid in general is the ISVs because there’s a longer tail for them on a design win. So they may love us, but it takes some time to upgrade their applications and their customer can’t upgrade until they’ve done that so it’s kind of multiple steps. And so after kind of getting into the third year here, that’s starting to happen, they’re rolling out their applications on 10G and, as they roll out, their customers will upgrade and we’ll get a broader penetration. So if I had to pick one thing, that and a released Version 3 of it are the—they’re the things that I’m focused on.

Unidentified Audience Member

I think this is more for Greg, but in terms of the stock buyback, the buyback has basically been cut in half over the last two, three years and the management team’s view in terms of buying back stock at this level.

Charles E. Philips Jr.—Oracle Corporation—President

We have been talking about that internally, I would say we’re predisposed on doing more than we’ve done over the last year. I think that directionally, that is where we’re headed.

Unidentified Participant

Hey, Charles, two quick questions. One, on the macro, if you look out for the full year, what are some of the signals you guys are looking at that would cause you to reaffirm maybe at least the low end of your fiscal year revenue guidance? And then as a follow-up on the RAC, is there an attach rate with enterprise additions that you think is needed to maybe sustain high single-digit, low double-digit database growth?

Charles E. Philips Jr.—Oracle Corporation—President

Well, right now the attach rates running about 18% I think we were saying. And we think that can improve going forward, hopefully, for part of the reasons I mentioned before, and so we will see where that goes. But, I think, obviously, we think it needs to go up not down. But we think there is a host of reasons why that won’t happen.

And as far as the guidance, what we decided to do is, we will give you a lot more detail on that when we report earnings. We’ve been—obviously given all the changes in schedules and everybody has been so busy, we think the best thing to do is just give a comprehensive update on—at the end of the quarter, and we’ll do on the call.

Unidentified Participant

Thanks, just a question on database. Last year you grew a few constant currency license revenue and support 9%. An Irwin(ph) survey worker suggested that you are still pretty under penetrated in the 10G cycle. So, just trying to get a feel for since post Q1 where you didn’t grow licenses but you did grow support in the database business. What is your thought process about reacceleration of that? And is there any reason to think that it couldn’t grow in fiscal ‘06 at the same rate that it grew is fiscal ‘05?

Charles E. Philips Jr.—Oracle Corporation—President

Yes, it is hard to predict precisely, because as we do more of these ELA’s any given quarter can spike it and they’re again, good things to do. But even though they may be a smaller percent of the revenue they are big enough to swing a particular quarter. The—we feel good about our market share and certainly there’s no competitive issue. We think we’re gaining share and I think that winter corporation survey kind of proves that.

But the timing of it and how these things line up in a given quarter is just tough. And the other variable is the low-end penetration we had and a lot of distribution the last three to six months. It’s hard to say when those guys get all trained and start to kick in and push through that revenue. We know it’s the right thing to do and THEN eventually it will come, but I just don’t know the timing on it.

Unidentified Participant

Yes, in terms of Middleware. Okay, you had SAP and NB (ph) as competitors. what about IBM? It wasn’t included on your chart?

Charles E. Philips Jr.—Oracle Corporation—President

We can only get so much done right before this meeting and can finish up these charts. But a lot of those things apply to IBM as well, especially. We’re the only one with the integrated sleeve and at the analyst’s meeting, if we ever have one. Perhaps we will go through that in detail and compare all those guys. And that was part of the thing we’re were going to spend that day, but it wasn’t going to be me, I was going to have all the Middleware guys who are going to do that because I didn’t know I was going to be giving that presentation. But, nonetheless, I think we have many of the same advantages apply to them. We’re gaining market share relative to IBM as well.

So, I will take one more question, I don’t want to keep you guys too late.

Unidentified Participant

Chuck, I was just wandering, the last time you reported the day after the company lost $7 billion in market cap, and I was just wondering if you could talk about the estimates. When you talk about growing on average, is that a wise thing to do? Are the growth—are the embedded growth rates realistic, when you roll up (audio gap). Is it doing the company a service? Because it’s trading at 14 times earnings, so it’s not really helping the valuation. So I’m just wondering if you could talk to us about the forecast of the embedded growth rates and how you see growth rolling out. I know you’re in a quiet period it isn’t about the quarter, but it just seems like there’s a lot of different messages and it’s really not helping the valuation.

Charles E. Philips Jr.—Oracle Corporation—President

Well the 20% number was a five-year kind of plan, that Larry talked about and threw out and that’s what we are planning around. It’s always funny—do you have an obligation to tell people that if that’s your plan or not and we decided, yes, okay, let’s tell them what we are doing and you can decide for yourself whether it’s possible or not. I mean, it’s not like we’re saying it everyday or every quarter, but that is the five-year plan to see if we can get there.

And there is a way to get there we rolled up the numbers as I said before, in terms of what’s internal growth and what’s acquisition. And it is an ambitious goal but one that’s within reach and if we do 17% we do 17%, if we do 18% or whatever it is. But there is a way to get there at least as we’ve modeled it and we’ll see what happens. Do we need to keep saying it? Probably not, now that we’ve said it now everybody’s understood that that’s our plan. Now it’s time to execute and we’ll see if we get there.

With that, thanks a lot for coming. I appreciate your patience.

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